Exhibit 99.3

SCHEDULE A

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
12/2/2025	13,434	10.16718(3)
12/3/2025	49,550	9.54520(4)
12/4/2025	390,610	7.56387(5)
12/5/2025	205,195	8.00201(6)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $10.16718 per share, at prices ranging from $10.02 to $10.37 per share.

(4) Reflects a weighted average sale price of $9.54520 per share, at prices ranging from $9.15 to $10.00 per share.

(5) Reflects a weighted average sale price of $7.56387 per share, at prices ranging from $7.43 to $7.70 per share.

(6) Reflects a weighted average sale price of $8.00201 per share, at prices ranging from $7.83 to $8.19 per share.